Mail Stop 4561

December 4, 2008

Craig J. Propst
Interim Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048

> **Re: Pomeroy IT Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended January 5, 2008**
> **Filed March 26, 2008**
> **Form 10-Q for the Quarter Ended July 5, 2008**
> **Filed November 7, 2008**
> **File No. 000-20022**

Dear Mr. Propst:

        We have reviewed your response letter dated October 29, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 1, 2008.

Form 10-K for the Fiscal Year Ended January 5, 2008

General

1.   We have read your responses to prior comments 1 and 3 and we do not concur with your conclusions that the classification errors are not material. Please amend your Form 10-K for the fiscal year ended January 5, 2008 to report these errors as a restatement. In addition, please file an Item 4.02 Form 8-K. Note that your determination of non-reliance on previously issued financial statements is an event that may not be reported in a concurrently filed periodic report in lieu of a separately filed Form 8-K. Refer to Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief